SUB-ITEM 77H

The following shareholders held greater than 25% of the outstanding shares of a series of the Series Trust as of October 31, 2013:

Fund	Shareholder
GMO Global Asset Allocation Series Fund	NATIONAL FINANCIAL SERVICES LLC

The following shareholders ceased to hold greater than 25% of the outstanding shares of a series of the Series Trust during the period April 30, 2013 through October 31, 2013:

Fund	Shareholder